UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Raadr, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74979T 108
(CUSIP Number)

WORLD MARKET VENTURES LLC 1835 E. Hallandale Bch Blvd, #686 Hallandale Beach, FL 33009 (954) 354-9360
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

06/07/2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74979T 108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS World Market Ventures LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY ) 81-2190282
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) x
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES	7.	SOLE VOTING POWER 10,000,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 10,000,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74979T 108	13D	Page 3 of 4 Pages

EXPLANATORY NOTE

This Schedule 13-D is being filed to reflect the amount of shares of Raadr, Inc. (“Issuer”) owned by World Market Ventures LLC, a Wyoming limited liability company (the “Company”).  Pursuant to a Business Consulting Agreement entered into effective April 1, 2016, the Issuer issued 10,000,000 shares of its common stock to the Company on June 7, 2016.

CUSIP No. 74979T 108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016

/s/ Chad Curtis
Name: Chad Curtis